

September 28, 2016

L. Don Miller
Senior Vice President and Chief Financial Officer
Bristow Group, Inc.
2103 City West Blvd., 4th Floor
Houston, Texas 77042

      Re: Bristow Group, Inc.
              Form 8-K dated August 4, 2016
              Filed August 4, 2016
              File No. 001-31617

Dear Mr. Miller:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Exhibit 99.1

GAAP Reconciliations, page 13

1. We note that you exclude rent expense from EBITDAR. Please explain to us why this is not a normal, recurring, cash operating expense necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2. Please revise your next earnings release to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

3. We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is

omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

4. It appears that "special items" related to Adjusted Net Loss includes an adjustment removing "additional depreciation related to fleet changes." Please tell us what this represents, how it is calculated, and why you believe it should be removed from Adjusted Net Loss in order to reflect ongoing performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions related to these comments. You may also contact me at 202-551-3377.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure